UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

> **PURSUANT TO SEC TEMPORARY RULE 227.201(z)(1) THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATING TO COVID-19. PLEASE REVIEW THE SECTION ON RISK FACTORS FOR FURTHER DETAILS.**

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
RoboCash, Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 September 19, 2019

Physical address of issuer
17877 Von Karman Ave, Suite 400, Irvine, CA 92614

Website of issuer
https://fyncom.com

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Financial Services

Type of security offered
Convertible Promissory Notes

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$700,000.00

Deadline to reach the target offering amount
May 15, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$25,796.00	$10,314.93
Cash & Cash Equivalents	$4,405.63	$3,861.19
Accounts Receivable	$0.00	$0.00
Short-term Debt	$21,988.67	$1,373.64
Long-term Debt	$43,415.16	$10,819.73
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$232.68	$174.50
Taxes Paid	$450.00	$0.00
Net Income	-$20,813.20	-$1,927.94

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 17, 2021

FORM C/A

Up to $700,000.00

RoboCash, Inc., DBA FynCom



Convertible Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A" is being furnished by RoboCash, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Convertible Promissory Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $700,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds (the "Intermediary"). The Intermediary will be entitled to receive fees referenced below related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$17.50	$232.50
Aggregate Minimum Offering Amount	$100,000.00	$7,000.00	$93,000.00
Aggregate Maximum Offering Amount	$700,000.00	$49,000.00	$651,000.00

(1)   The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://fyncom.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 17, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL FINANCIAL SERVICES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://fyncom.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

RoboCash, Inc. (the "Company") is a Delaware Corporation, formed on September 19, 2019. The Company is currently also conducting business under the name "FynCom."

The Company is located at 17877 Von Karman Ave, Suite 400, Irvine, CA 92614.

The Company's website is https://fyncom.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

FynCom will license the use of our SpamCash utility patent to telecoms, social media websites, and chat applications. FynCom also has patented business methods involving the use of nanopayments for incentivized user engagement; this will be sold to market research firms and call centers. These services will be delivered via cloud services, API and/or on-premise.

The Offering

Minimum amount of Securities being offered	100,000
Total Securities outstanding after Offering (if minimum amount reached)	100,000
Maximum amount of Securities	700,000
Total Securities outstanding after Offering (if maximum amount reached)	700,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	May 15, 2021
Use of proceeds	See the description of the use of proceeds on page 41 hereof.
Voting Rights	See the description of the voting rights on page 48 hereof.

RISK FACTORS

General

The Company will be taking advantage of temporary rules that relax some of the requirements for a crowdfund offering.
In March 2020, the SEC passed a Temporary Final Rule intended to assist small businesses with capital raising in the Regulation Crowdfunding market due to the COVID-19 pandemic and relaxed or modified some rules for offerings initiated through February 28, 2021 (as extended in August 2020.). This offering is taking advantage of some or all of these relaxed rules which may create additional risks for investors.

Pursuant to SEC Rule §227.201(z)(2) the Company is launching the Offering prior to providing financial statements.
The financial information that has been omitted is not currently available and will be provided by an amendment to the offering materials. Following the filing of this amendment investors should review the complete set of offering materials including previously omitted financial information prior to making an investment decision. No investment commitments will be accepted until after such financial information has been provided. Failure of the investor to review these financial

statements when they are provided could result in the investor not understanding the Company's financial position.

The Company may choose to close the Offering as soon as the target fundraising amount is met. Pursuant to SEC Rule §227.201(z)(1)(iv)(C) the Company may close the Offering sooner that the required 21 days should the Target Amount be met early. While investors will be notified in advance if the Offering is closed early, this creates additional risks for investors by not allowing additional time to fully assess the transaction.

Investors may only cancel their commitment to invest during the first 48 hours after such commitment. Pursuant to SEC Rule §227.201(z)(1)(iv)(D) the Company may limit investor cancellations after 48 hours following their commitment unless there is a material change in the Offering. This increases risk for investors as they will be fully committed to the Offering 48 hours after their initial commitment.

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive. We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's services and services and maintaining the integrity of the data that supports the safety and efficacy of our services. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future services, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables

for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by API key authentication for limited access to proprietary software, password protection tools, password management software, employee cybersecurity training, advance phishing and malware detection software. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Christian Rodriguez, Nico Torteli, and Adrian E. Garcia who are the Lead Engineer, Chief Revenue Officer, and Chief Executive Officer of the

Company, respectively. The Company has or intends to enter into employment agreements with Christian, Nico, and Adrian although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Christian, Nico, and Adrian or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our services infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from

other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Christian, Nico and Adrian in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Christian, Nico and Adrian die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax

rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The United States tax rules applicable to an investment in the Securities and the underlying Nano are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying Nano held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Nano. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investor's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Nano or the operation of the Nano network in a manner that adversely affects an investment in the Securities.

Until recently, little or no regulatory attention has been directed toward cryptocurrencies and the Nano network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As cryptocurrencies have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of cryptocurrency networks, cryptocurrency users and cryptocurrency exchange markets. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of cryptocurrencies. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Nano network or Nano trading and ownership, trading or ownership in Nano or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Nano or utilize them for payments, the demand for Nano will decrease.

New regulations may make it more difficult to acquire and/or use Nano. Furthermore, regulatory actions may limit the ability of end-users to convert Nano into fiat currency (e.g., U.S. Dollars) or use Nano to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Nano, Nano users and the Nano network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Nano network and its users, particularly Nano exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Nano by users, merchants and service providers outside of the United States and may therefore impede the growth of the Nano economy. We are not able to predict the effect of any future regulatory change on the Company or Nano, but such change could be substantial and adverse to the Company or the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Nano in one or more countries.

Although currently Nano is not regulated or is lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Nano or to exchange Nano for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investor, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Nano businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Nano are treated for classification and clearing purposes.

In particular, Nano may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the

Company is not aware of any rules that have been proposed to regulate Nano as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Nano under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional services.
Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with

a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain services. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial

corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual

property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our services, which may impair our ability to deliver leading-edge services.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Amazon Web Services, Nano, Twilio, SendGrid, Hetzner, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources

to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to

market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any

of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 52.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to

raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional secured and/or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a

range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

You have limited opportunities to convert your Securities into common stock.
You will only be able to convert your Securities into common stock upon the occurrence of one or more of the following events: upon the (i) maturity of your Securities; (ii) occurrence of any conversion event and/or event of default under your Securities (please see the section entitled "The Offering and The Securities" below for more information about the conversion events and events of default under the Securities); or (iii) listing of shares of the common stock for public trading on any exchange, quotation system or bulletin board. There are no other events which will trigger your right to convert your Securities and you should factor that into your criteria for determining whether an investment in the Securities is appropriate for you.

Debt holders have priority over shareholders in the event of the Company's bankruptcy or liquidation.
In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common shareholders receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to shareholders.

Dilution.
The conversion price of the common stock, which shall be determined by the Company (please see the section entitled "The Offering and The Securities" below for more information on the determination of conversion price) and may be substantially higher than the pro forma net tangible book value per share of the Company's outstanding common stock at the time of conversion. As a result, you may incur immediate and substantial dilution in the per share net tangible book value of your shares of common stock when you convert. Additionally, if the Company issues additional shares of common stock in the future, you may experience further dilution.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $100,000 of the proceeds of the offering committed and captured during the relevant period, as well as any amounts raised after. The Company may choose

to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

FynCom will license the use of our SpamCash utility patent to telecoms, social media websites, and chat applications. FynCom also has patented business methods involving the use of nanopayments for incentivized user engagement; this will sold to market research firms and call centers. These services will be delivered via cloud services/API and on-premise.

Business Plan

OVERVIEW FynCom has a utility patent for "SpamCash", the solution to spam in all forms of direct communications including phone calls, text messages, and social media direct messages.[1,2] This solution was pursued by Cisco[3,4] and IBM[5,6] for 20 years, with Cisco paying $830M to acquire a similar company.[7] SpamCash acts as a refundable payment gateway to disincentivize spam in all forms of direct communications which creates an opportunity to revolutionize the data economy. We will **license the use of this FinTech algorithm to telecoms, social media websites, and chat applications.** Our IP secures the concept of "time-based refundable micro-transactions to reduce unsolicited communications" as well as associated business methods, which **we will sell to market research firms and call centers**. This radical new concept puts the power back into the Consumer's hands, yet also gives businesses the opportunity to better engage the Consumer via our micro-payments platform.

SpamCash is the solution to direct spam communications, currently used in FynCom's free app, **Karma**Call.[8] SpamCash leads to the concept of a "toll booth" for your phone. Market research firms, call centers, and other businesses can pay your toll based on the length of the call and your desired rate. **We take a 30% commission of this toll.** A similar method is used for message-based interactions.

PROBLEM Spam calls, both legal (e.g. call centers) and illegal (e.g. IRS scams) have increased with a 32% CAGR since 2015.[9] The FTC reports that 60B unsolicited nuisance calls resulted in over $10B of fraud in 2019, with an average $8.8B annual loss over the last 4 years.[10] Since 50% of unknown phone calls are spam, Consumers choose to not answer these unknown calls.[11] **This is detrimental to legitimate companies who use cold outreach and increases their cost of customer acquisition.** Further emphasizing the global nature of this problem, the USA was only 8th in a spam-per-capita ranking (prior to 2020).[9] As of 2020, the USA is now 2nd in spam per capita (Americans receive 28.4 spam calls per person per month) with Brazil retaining the #1 spot (Brazilians receive 49.9 spam calls per person per month).[12] Additionally, recent reports state $19.7 Billion was stolen from 56 million Americans via phone fraud in 2020.[12]

SOLUTION FynCom's FinTech algorithm, SpamCash, stops spam in direct communication and is featured in our **Karma**Call app. When the Consumer downloads the **Karma**Call app and registers with their phone number. The following logic is used.

1. **Karma**Call ignores ALL incoming calls from unknown phone numbers unless the Caller deposits a refundable $0.05 (Contacts are whitelisted, no deposit required).
2. If the call is answered and the call duration is longer than 25 seconds, the Caller's deposit is fully refunded.
3. ***If the call is answered, and the call duration is less than 25s, 80% of the deposit is given to the Consumer and 20% kept by* Karma*Call.***

These 3 steps form the core of FynCom's utility patent. This flexible design works globally across all major app stores and "over-the-top" to protect telecoms' landlines. A **scalable, fee-free, real-time** payment platform is used to simplify and improve the global Consumer experience.[13] Aside from a phone number, no other personal information is needed. Consumers cash out in-app for gift cards like Starbucks, Amazon and more.

While **Karma**Call serves as a defensive use of FynCom's IP, FynCom also created an offensive use of our IP, meant to incentivize Consumers to answer and continue a phone call. This is what we sell to call centers. **Recent field tests of this prototype showed a 100% increase in pick-up rate compared to cold calls.**

MARKET ANALYSIS Laws and private industry have attempted to fight phone spam for decades yet their efforts have been ineffectual, as evident in the fact that, **each year, spam calls set a new all time high**.[14] FynCom's strongest competitor, Hiya, fuels the backend of industry solutions like AT&T Call Protect, T-Mobile Name ID, and Samsung Smart Call. T-Mo.'s recent move from Hiya's "Name ID" service to T-Mo.'s in-house "Scam Shield" solution signals dissatisfaction with Hiya's service.

In regards to direct message spam in social media, the market is fragmented with no global spam solution. Most social media sites rely on in-house spam detection or "report as spam" options. Direct messages spam (e.g., most of your LinkedIn messages) ruin the social media experience, destroy the Consumer's trust in the site, and leads to increased churn over time. FynCom's tunable algorithm can change the refund trigger from 25 seconds (for calls) to 30 days (for messaging). No response in 30 days, no refund. This gives the Consumer control, financial gratification and satisfaction over their digital inboxes

BUSINESS MODEL Take advantage of a long-term supply and demand problem which relies on achieving network effect. Reduce the supply of Consumers that answer unknown contact requests

without a cash deposit. This kills the potential of the cold outreach channel for call centers, funneling the demand to FynCom. In the USA, **22% of the $25B annual call center revenue comes from outbound phone calls**.[15] FynCom will monetize this supply/demand delta with our payment platform where businesses can contact Consumers on a $/time basis **(e.g., eBay for data)**. **FynCom earns a 30% commission of every payment made on our platform.**

GO TO MARKET Our goal this year is to get 1,000 early adopters of our **Karma**Call app through organic community building. Our primary strategy is to raise awareness through an equity crowdfund (ECF) where we will raise $700k, followed by a referral marketing campaign and release of our iOS application.

We generate Consumer demand by solving a topical problem (spam calls) and providing an experience no one can match. **We pay Consumers fractional amounts per blocked call to allow us to market KarmaCall as "the only app that pays you to block spam calls".** This unusual tagline immediately educates Consumers of the benefits we provide and warms them up to the concept of SpamCash in other communication mediums.

Our first Consumers will come from US cities with the highest spam per capita rates[16] as well as Brazil. Forums like Reddit and Quora are being utilized to build organic local communities. We engage with startup communities like Pioneer.app, TechCrunch, Product Hunt, and Lunch Club. We utilize social media and use market outreach to talk with tech journalists.

MANAGEMENT TEAM The team is led by Adrian E. Garcia, who invented SpamCash, founded the company, and got the team into the EvoNexus FinTech incubator in Irvine, CA. He is a full-stack blockchain developer with 7 years experience in FinTech. He led 3 lifestyle solo ventures while completing his Ph.D. in Materials Science & Engineering where he recruited & led 9 undergraduates to perform experimental cutting-edge nanoscience. At UC Irvine, he became an NSF GRFP fellow, joining the ranks of past GRFP fellows like Sergey Brin. At UC Merced, he completed 2 years of Computer Science & Engineering in addition to his 4 years of Mechanical Engineering, performed undergraduate research for 2 years as part of the UC LEADS program and co-founded the young school's first sports teams, Men's/Women's cross country.

Nico Torteli serves as the chief revenue officer. He is a serial entrepreneur who previously founded 3 mobile money and telecom startups in Brazil. His 2nd startup Paggo, was competing with mobile money legends like M-Pesa, before the iPhone or Bitcoin were even invented! His roles as an executive in financial institutions like Banco Garantia and Credit Suisse add a complementary layer of knowledge to his technology background. He brings decades of experience and wisdom to this team. Fun fact, he competed in the 1988 Olympics and once held the 14th fastest 100m breaststroke time in the world.

Christian Rodriguez serves as the lead engineer. Accomplished technical professional and entrepreneur with a wide array of skills. Certified as a full-stack software developer and project manager. Led a manufacturing team of 10 people on multiple $100 million projects. Transitioned to software to implement full array of skills and to serve the Latinx community. Engineered software that consumes ~2 TB of scan data for 1 million Office 365 hosts. Worked on the design/ marketing team that developed a website utilized by over 35,000 businesses. Detail-oriented, problem-solver, and creative thinker. Passionate about design and innovation.

4 advisors guide the team in the following subjects:

- **Sales/Marketing - Dan Jenkins.** Dan has guided us from the beginning and points us in the direction of opportunity. He brings 38 years of experience as a tech. exec. in Control Data, Lotus, and Logitech, as well as experience with 11 startups.
- **IP Strategy - Peter Gluck, J.D., M.I.P.** Peter drafted IP for 3 major exits at TNDM ($120M), Mindframe/Cov. ($75M), and VMware/Integrien ($100M). He managed a fast successful turnaround on our core IP and is expanding our IP portfolio.
- **FinTech Law - Jason Civalleri, J.D., M.B.A - UC Irvine.** Jason is a CIPP-US/CIPM-designated attorney at Horizons Law & Consulting. He co-founded 2 blockchain startups and is an adjunct professor at the University of New Hampshire School of Law.
- **Software Development - Vijay Jain, MTech, C.S.E. - IIT Kanpur.** He is an SDE 2 at A9, the company that develops the search and advertising algorithms for Amazon. He created the backend which runs the entire FynCom/**Karma**Call platform.

REFERENCES
1. USPTO, 10,834,267, 2020, Time-Based Nano-Transaction System For Reducing Unsolicited Communications. https://patents.google.com/patent/US10834267B2
2. USPTO, 63/010,402, Response-Based Nano-Transactions System For Reducing Unsolicited Private Messages With Arbitrary Payment Accounts. Patent pending
3. J. Rosenberg and C. Jennings, *The session initiation protocol (SIP) and spam*, 2008.
4. C. Jennings and J. Rosenberg, SIPCoin, https://tools.ietf.org/html/draft-rosenberg-stir-sipcoin-00.
5. S. E. Fahlman, Selling interrupt rights: A way to control unwanted e-mail and telephone calls [Technical forum], *IBM Syst. J.*, 2002, **41**, 759–766.
6. USTPO, US20140254781A1, 2014, Smarter telephony and e-mail protocols.
7. Cisco Announces Agreement to Acquire IronPort, https://newsroom.cisco.com/press-release-content?type=webcontent&articleId=2786535.
8. KarmaCall | Stop Spam. Get Paid., https://play.google.com/store/apps/details?id=com.fyncom.robocash.
9. K. F. Kok, Truecaller Insights, https://truecaller.blog/2019/12/03/truecaller-insights-top-20-countries-affected-by-spam-calls-sms-in-2019/.
10. K. F. Kok, Truecaller Insights, https://truecaller.blog/2019/04/17/truecaller-insights-2019-us-spam-phone-scam-report/.
11. K. Paul, Why more than half of Americans' phone calls go unanswered, https://www.marketwatch.com/story/why-more-than-half-of-americans-wont-answer-the-phone-2019-01-31.
12. K. F. Kok, Truecaller Insights, https://truecaller.blog/2020/12/08/truecaller-insights-top-20-countries-affected-by-spam-calls-in-2020-2/.
13. C. LeMahieu, Nano: A feeless distributed cryptocurrency network.
14. A. E. Garcia, Beating Scams and Malicious Phone Spam: A Tunable Time-based Financial Filter to Establish Trust Between Unknown Parties, https://bit.ly/KarmaCallWhitePaper.
15. IBIS World, Telemarketing & Call Centers Industry in the US, *IBISWorld - Ind. Mark. Res. Rep. Stat.*
16. *RoboCall Index. https://robocallindex.com.*

History of the Business

The general concept of creating digital trust through time-based refunds and nanopayments came about in late 2018 with the White Paper following shortly afterwards. Adrian E. Garcia studied the background of this concept as part of an entrepreneurship for engineers class at UC Irvine from 01/2019 – 04/2019. The provisional patent was submitted with the help of Stetina, Brunda, Garred, & Brucker in 03/2019, just a few days before the class' final presentation (submission was purposefully done before the presentation to avoid any public disclosure conflicts). A follow-up provisional patent was submitted in April 2019 to cover additional features.

Adrian recruited Vijay Jain to help develop the backend. Dan Jenkins and Jason Civalleri were recruited as Sales/Marketing & legal/FinTech advisors, respectively; The Company was formally established on September 21st, 2019. In November, the company was accepted into the

EvoNexus incubator in Orange County, California as part of the FinTech cohort. Research & Development was performed during the ensuing months. Peter Gluck was recruited as an IP Strategy advisor in early March 2020. A non-provisional patent was submitted in mid-March 2020. Follow-up provisional patents were submitted to cover variations of the non-provisional patent application. Legal/IP discussion ensued once the US Patent Office responded with an office action for the non-provisional patent application.

An Alpha version of the "RoboCash" mobile application was made available as a downloadable APK during this time, but the application was not available on Google Play. During this same time, a team of computer science interns worked with the Company to build the framework for the iOS mobile application.

Also during this same period, the decision was made to create a Fictitious Business Name as "FynCom" and proceed with operations under the "FynCom" name with the understanding the "RoboCash" would just be one of the products offered by "FynCom" as a demonstration of FynCom's nanopayments API. Later in Q3 2020, the beta version of the "RoboCash" mobile applications was made available on Google Play.

In Q4 2020, Christian Rodriguez was recruited as Lead Engineer and work began on the "Developer API" project. During this same period, the decision was made to rebrand the "RoboCash" mobile application to "KarmaCall".

Nico Torteli was recruited in Q1 2021 to focus on revenue generation and lead our B2B strategy.

The Company's Products and/or Services

Product / Service	Description	Current Market
KarmaCall Mobile App	Free app that pays out per rejected non-contacts call. Also features the use of SpamCash	Android, global

Services on our near-term roadmap. 1: KarmaCall mobile app for iOS (to be completed using the proceeds from the Offering) 2: FynCom "nanopayments as a service" as a developer SDK. We are in constant development of other "nanopayments"-based services for B2B enterprises, however the above 2 services are our priority for the short-term.

Currently, we use the Google Play store to distribute the KarmaCall mobile application onto Android devices in every country.

Competition

The Company's primary competitors are Hiya and SatoshiPay.

In regards to spam blocking applications, FynCom's strongest competitor, Hiya, fuels the backend of industry solutions like AT&T Call Protect, T-Mobile Name ID, and Samsung Smart Call. T-Mobile's recent move from Hiya's "Name ID" service to T-Mobile's in-house "Scam Shield" solution signals dissatisfaction with Hiya's service. Hiya uses strategies that are typical in this industry, such as pattern detection, crowd-source blacklist databases, and known databases of "bad" phone numbers.

In regards to nanopayments as a service, SatoshiPay has proven itself to be a leader in the space. Having switched its payment platform from Bitcoin to Stellar Lumens shows deep awareness of the scalability challenges associated with nanopayment processing. FynCom's Intellectual Property of "time-based refunds" and "response-based refunds" for nanopayments gives FynCom an edge in unique applications that are not directly served by SatoshiPay. Whereas SatoshiPay focuses on traditional payments strategies (i.e., exchange of value for goods and services), FynCom focuses on non-traditional payment strategies (i.e., refundable escrow of value to establish digital trust).

In other terms, SatoshiPay focuses on an "Intent To Pay" model whereas FynCom focuses on an "Intent To Refund" model. FynCom's "Intent To Refund" Intellectual Property has an advantage in that, if the "Intent To Refund" model becomes successful, the market has reason to trust FynCom to handle the "Intent To Pay" model as well.

Supply Chain and Customer Base

FynCom currently uses Twilio to power its SMS services. SMS are used to deliver a one-time password to the user's phone number. Other suppliers in the SMS space are Plivo and AWS SNS, both of which provide competitive pricings. In order to provide the minimal "proof of work" needed to validate each nanopayment used in FynCom's future products and KarmaCall, FynCom uses a "distributed proof of work" (DPoW) system to request "proof of work" in a timely manner from distributed agents whom all volunteer their GPUs to perform work for the Nano network and other Nano services providers. In addition to requesting "proof of work", FynCom also runs its own GPU to provide work for the Nano network as well. This ensures a stable relationship between FynCom and the DPoW network. Should FynCom need to provide its own work in the future, a rack of 5-10 GPUs would be more than sufficient to provide work for the foreseeable future. Based on the average US price for electricity, the power needed to provide "proof of work" is estimated to cost $0.00011 per transaction.

FynCom has no current customers

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US16/820,313	Time-based nano-transaction system for reducing unsolicited communications	A telecommunications system for selectively connecting originator nodes to recipient nodes includes an account database with one or more accounts each associated with corresponding ones of the originator nodes and the recipient nodes. There is a contacts database with recipient contact lists each associated with a specific one of the accounts of the recipient nodes. A transaction processor is receptive to an incoming telecommunications initiation request, which includes a recipient node identifier and a nano-transaction payment submission defined at least by a payment amount. The transaction processor responsively directs the establishment of the telecommunications link between the one of the originator nodes and the one of the recipient nodes upon receipt of the telecommunications initiation request. The nano-transaction payment submission is settled based at least in part upon an active duration of the telecommunications link.	March 16, 2020	November 10, 2020	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88/720185	IC 038. US 100 101 104. G & S: Telecommunications services, namely, intercepting and preventing unsolicited calls from telemarketers	ROBOCASH	April 14, 2020	December 9, 2020	USA
90/294621	IC 009. US 021 023 026 036 038. G & S: Downloadable computer application software for cellular telephones and other mobile devices, namely, software for blocking spam calls by giving customers a personal financial filter; Downloadable software in the nature of a mobile application for blocking spam calls by giving customers a personal financial filter.	FYNCOM	November 2, 2020	Pending	USA

90/138955	IC 009. US 021 023 026 036 038. G & S: Downloadable computer application software for cellular telephones and other mobile devices, namely, software for blocking spam calls by giving customers a personal financial filter.; Downloadable software in the nature of a mobile application for blocking spam calls by giving customers a personal financial filter.	R (stylized logo)	August 26, 2020	Pending	USA
90/294647	IC 009. US 021 023 026 036 038. G & S: Downloadable computer application software for cellular telephones and other mobile devices, namely, software for blocking spam calls by giving customers a personal financial filter; Downloadable software in the nature of a mobile application for blocking spam calls by giving consumers a personal financial filter.	SPAMCA$H	November 2, 2020	Pending	USA

A continuing application (17/038,899) has been filed to further expand on the granted claims of our SpamCA$H patent (US16/820,313). A separate provisional patent application (US 63/010,402) was filed on 04/23/20 to specifically handle use of nanopayments in message based interactions.

Governmental/Regulatory Approval and Compliance

As FynCom does not directly provide a means to exchange cryptocurrencies (Nano) to other assets, FynCom is not subject to the need for a money transmitter license. In this same light, the fact that we only deal in one cryptocurrency (Nano) throughout a user's lifetime on our platform means that typical AML/KYC are not required. Government regulations when it comes to

cryptocurrencies are ever evolving and mostly focused on the exchange of fiat for cryptocurrency. Our specific business activities revolves around taking advantage of the utility of Nano's on-chain value transfer protocol, with fee-free transactions and real-time settlement. When it comes to our customers, we do not currently plan to provide customers the means to exchange their fiat for Nano. Should that happen, we will certainly need to perform AML/KYC on our customers, but we do not foresee the need for that at this moment, since the decentralized ecosystem provides many avenues for customers to exchange their fiat to Nano. It is likely we will choose a 3rd party partner to handle the conversion of Nano to fiat and integrate the 3rd party into our services.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 17877 Von Karman Ave, Suite 400, Irvine, CA 92614

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$49,000
Campaign marketing expenses or related reimbursement	6.00%	$6,000	4.29%	$30,000
Estimated Attorney Fees	6.00%	$6,000	8.57%	$60,000
Estimated Accountant/Auditor Fees	3.00%	$3,000	0.43%	$3,000
General Marketing	4.00%	$4,000	4.29%	$30,000
Research and Development	60.00%	$60,000	65.14%	$456,000
Repayment of Debt	14.00%	$14,000	3.14%	$22,000
General Working Capital	0.00%	$0	7.14%	$50,000
Total	**100.00%**	**$100,000**	**100.00%**	**$700,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If the Company finds a more strategic use of these proceeds to further the Company's interest.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adrian E. Garcia

Adrian E. Garcia is the Co-founder/CEO, Director, CTO, CFO, President, Treasurer, and Secretary of RoboCash, Inc., DBA FynCom. At FynCom, he was awarded a patent (Nov. 10th, 2020) for the invention of the SpamCash algorithm which is used in FynCom's products.

Prior to FynCom, Adrian performed experimental/theoretical science at the University of California, Irvine as part of his Ph.D. in Materials Science & Engineering. He was awarded a National Science Foundation Graduate Research Fellowship Program (NSF GRFP) in 2014 and graduated in 2019. He also ran a few lifestyle businesses during this period including drop-shipping and website flipping. He got his B.S. in Mechanical Engineering at the University of California, Merced, with 2 years of Computer Science & Engineering and 2 years of undergraduate research as part of the UC LEADS (Leadership Excellence Through Advanced Degrees) program. He also co-founded UC Merced's first sports team (Men's / Women's Cross Country).

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adrian E. Garcia

Adrian E. Garcia is the Co-founder/CEO, Director, CTO, CFO, President, Treasurer, and Secretary of RoboCash, Inc., DBA FynCom. At FynCom, he was awarded a patent (Nov. 10th, 2020) for the invention of the SpamCash algorithm which is used FynCom's products.

Prior to FynCom, Adrian performed experimental/theoretical science at the University of California, Irvine as part of his Ph.D. in Materials Science & Engineering. He was awarded a National Science Foundation Graduate Research Fellowship Program (NSF GRFP) in 2014 and graduated in 2019. He also ran a few lifestyle businesses during this period including drop-shipping and website flipping. He got his B.S. in Mechanical Engineering at the University of California, Merced, with 2 years of Computer Science & Engineering and 2 years of undergraduate research as part of the UC LEADS (Leadership Excellence Through Advanced Degrees) program.

Cicero Antonio Xavier de Torteli (Nico Torteli)

Nico Torteli is the Chief Revenue Officer of RoboCash, Inc., DBA FynCom. His roles are to lead FynCom's business development and sales strategies. His other responsibilities are to direct the expansion of the Company into Brazil and to secure the Company's first international pilot project.

Prior to FynCom, Nico was the founder and CEO of Freeddom Tecnologia, a B2B company that provided the development of mobile payment solutions to telcos, banks, and FinTechs. He ran the company for 9 years before selling it to a European FinTech. Previously, in 2003, he founded Paggo, a B2C mobile startup which was the 3rd company in this space. Under his leadership, Paggo reached over 2M users and 200,000 merchants. In 2010, he sold Paggo to Oi, a Brazilian telco. From 1999 to 2003, he was cofounder and COO of Conductor Tecnologia em Meios de

Pagamento. There, he focused on providing credit card processing and telemarketing services to financial institutions. In 3 years, they grew to $180M annual income with 3,000 employees and sold to a private equity firm. From 1994 – 1999, he was a VP at Banco Garantia. He headed their integration with Credit Suisse and began his entrepreneurial journey after that. He got his Masters in Industrial and Systems Engineering from UF Herbert Wertheim College of Engineering.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Adrian Garcia	Confidential Information and Invention Assignment Agreement	September 21, 2019
Christian Rodriguez	Independent Contractor Agreement	November 18, 2020
Nico Torteli	Independent Contractor Agreement	March 1, 2021

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	6,057,000 shares
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Convertible Promissory Notes issued pursuant to Regulation CF	The securities into which the Convertible Promissory Notes convert will be subject to dilution upon conversion if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Past due balance
Name of creditor	Stetina, Brunda, Garred & Brucker
Amount outstanding	$12,888.50
Interest rate and payment schedule	NA
Amortization schedule	NA
Describe any collateral or security	NA
Maturity date	NA
Other material terms	NA

Type of debt	Past due balance
Name of creditor	Horizons Law & Consulting
Amount outstanding	$3,096.86
Interest rate and payment schedule	NA
Amortization schedule	NA
Describe any collateral or security	NA
Maturity date	NA
Other material terms	NA

Type of debt	Unsecured debt
Name of creditor	Chase Business Credit Card
Amount outstanding	$4,947.01
Interest rate and payment schedule	22.49%
Amortization schedule	NA
Describe any collateral or security	NA
Maturity date	NA
Other material terms	NA

Type of debt	Unsecured debt
Name of creditor	Chase Business Credit Card
Amount outstanding	$274.09
Interest rate and payment schedule	20.74%
Amortization schedule	NA
Describe any collateral or security	NA
Maturity date	NA
Other material terms	NA

Following the Offering, the total amount of outstanding indebtedness of the Company will be $100,000.0 if the Minimum Amount is raised and $700,000.0 if the Maximum Amount is raised.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	2	$49,000	Patents and Trademark Filings	4/24/20 and 11/17/20	Regulation D

Ownership

A majority of the Company is owned by seven people and one entity. Those people are Adrian E Garcia, Christian Rodriguez, Nico Torteli, Daniel R Jenkins, Jason Civalleri, Vijay Jain, and Peter J Gluck. The entity is EvoNexus.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Adrian Espinoza Garcia	32.8%
Christian Rodriguez	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has bootstrapped itself since its incorporation on 09/19/2019. Following the Offering, we should have enough liquidity to execute our business plan until 03/01/2022. We intend to be profitable by 09/01/2021. Our significant challenges are developing and marketing a viable product in a competitive environment.

The Company intends to achieve profitability in the next 12 months by creating digital tools around its SpamCash patent, such as: 1. iOS app for trusted phone calls. 2: Nanopayments API for developers. 3: Text-filtering for iOS and Android. 4: A browser extension for lead-generation via emails Specifically, the company plans to use its browser extension to cultivate its own leads.

Customers will get emails briefly describing our FinTech lead-gen methods & offering them a nanopayment that is immediately released when the customer responds to that email. Our customers will begin to understand the power of nanopayment incentives by experiencing what their own clientele will feel/experience. Our "cash-call" software will supplement our email campaign. Cash-calls are outbound phone calls that pay the recipient for every second they stay on the phone. A reverse paid hotline. Example below. https://www.youtube.com/watch?v=_RzxeU_zA0A This Offering will allow the Company to find what needs our customers have, and potentially expand on our tools or build other tools to satisfy those needs.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity and will be used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering Convertible Promissory Notes (the "Securities" or "Notes") for up to $700,000.00 for a per Security price of $1.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 15, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the

Minimum Amount up to $700,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement and/or Convertible Promissory Note. Purchaser funds will be held in escrow with North Capital Financial Services until the Minimum Amount of investments is reached. Pursuant to SEC Rule §227.201(z)(1)(iv)(D) the Company is limiting Purchaser cancellations after 48 hours following their commitment unless there is a material change in the Offering. Any such cancellation can be done using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The Notes are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of a single Security is $1.00. The price of the Securities was determined arbitrarily by the Company and a Purchase should not rely on such price as a determination of the market value of such Securities.

The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Securitize.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.00001 per share, of which 6,057,000 common shares will be issued and outstanding.

Interest Payment and Amortization Schedule

The minimum principal amount of any single Note is $250.00.

The Notes will have an original issue discount of 20% to 40%, depending on when an Investment is made (more on this below).

The Notes will mature on the date that is two (2) years from the Closing (the "Maturity Date").

The Notes are not prepayable by the Company.

The Notes will pay interest at a rate of 5% per annum.

The notes are non-amortizing and the entire principal amount will be due and payable at maturity, unless converted earlier.

Subordination

The Notes are not subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, the following are additional events of default pursuant to the Notes: None.

Conversion

The Notes will convert as follows:

1. Next Equity Financing Conversion. The principal balance and unpaid accrued interest on the Note will automatically convert into either shares of the equity securities issued in the Next Equity Financing or at the Company's election shares of Shadow Preferred ("Conversion Shares") upon the closing of the Company's next equity financing round in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $1,000,000 in the aggregate (excluding the conversion of the Note) (the "Next Equity Financing"). The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (A) the outstanding principal balance and unpaid accrued interest under the Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing/the date of conversion by (B) the lesser of (i) the lowest per share purchase price in the Next Equity Financing multiplied by the Discount, and (ii) the quotient of a pre-money value for the Company equal to $5,000,000 (the "Valuation Cap") divided by the number of the Company's fully-diluted capital stock immediately before the closing of the Qualified Financing (the "Fully Diluted Capitalization").

"Discount" shall be calculated as follows:

- If the Investor invests while the amount raised in the Offering is $50,000 or below, then the applicable Discount for such Investor will be 40%;

- If the Investor invests while the amount raised in the Offering is $50,001 to $200,000, then the applicable Discount for such Investor will be 30%; and

- If the Investor invests while the amount raised in the Offering is over $200,001, then the applicable Discount for such Investor will be 20%.

"Shadow Preferred" means a series of the Company's Preferred Stock with substantially the same rights, preferences and privileges as the series of Preferred Stock issued in the Next Equity Financing, except that the Shadow Preferred shares shall have no voting rights and the per share liquidation preference of the Shadow Preferred will equal the conversion price above with corresponding adjustments to any price-based antidilution and/or dividend rights provisions.

2. Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion or repayment of the Note, at the closing of such Corporate Transaction, Investor may elect that either: (a) the Company will pay Investor an amount equal to the sum of (x) all accrued and unpaid interest due on the Note and (y) the outstanding principal balance of this Note; or (b) the Note will convert into that number of the Company's Common Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of the Note on a date that is no more than five (5) days prior to the closing of such Corporate Transaction/the date of conversion by (y) the quotient resulting

from dividing the Valuation Cap by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

"Corporate Transaction" means:

(i) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

2. <u>Maturity Conversion</u>. At any time on or after the Maturity Date, at the option of the Investors holding a majority of the aggregate principal amount of the Notes (the "Requisite Noteholders"), the entire principal amount and accrued interest of each Note shall (i) be paid to Investor or (ii) be converted into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing the Valuation Cap by the Fully Diluted Capitalization.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Voting and Control

The Securities have the following voting rights: No voting rights. Upon conversion, shares of Shadow Preferred will have no voting rights and shares of Common Stock will have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Convertible Promissory Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Adrian Espinoza Garcia
Relationship to the Company	CEO
Total amount of money involved	$45,311.43
Benefits or compensation received by related person	NA
Benefits or compensation received by Company	Working capital
Description of the transaction	Related person gave the Company $10,716 in 2019, $32,595.43 in 2020, and $2,000 in 2021 as advances.

Intellectual Property

Related Person/Entity	Adrian Espinoza Garcia
Relationship to the Company	CEO
Total amount of money involved	$0.00
Benefits or compensation received by related person	5% royalties up to $3,000,000
Benefits or compensation received by Company	Ownership of the SpamCash patent. No payment of royalties until Company has realized $10,000,000 from direct use. No more than $3,000,000 paid in royalties.
Description of the transaction	Patent Acquisition Agreement

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Adrian E. Garcia
(Signature)

Adrian E. Garcia
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Adrian E. Garcia
(Signature)

Adrian E. Garcia
(Name)

CEO
(Title)

02/17/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Convertible Promissory Note

EXHIBIT A

Financial Statements

EXHIBIT B

Video Transcript

EXHIBIT C

Convertible Promissory Note

Robocash, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Robocash, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 28, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	4,420
Total Current Assets	4,420
Non-current Assets	
Property and Equipment, net	1,296
Intangible Assets, net	19,160
Total Non-Current Assets	20,456
TOTAL ASSETS	24,876
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	9,099
Related Party Advances	43,415
Total Current Liabilities	52,514
TOTAL LIABILITIES	52,514
EQUITY	
Common Stock	60
Additional Paid in Capital	1,000
Accumulated Deficit	(28,698)
Total Equity	(27,638)
TOTAL LIABILITIES AND EQUITY	24,876

Statement of Operations

	Year Ended December 31, 2020
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	9,935
General and Administrative	15,061
Depreciation	775
Total Operating Expenses	25,770
Net Income (loss)	(25,770)

Statement of Cash Flows

	Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income (Loss)	(25,770)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	775
Accounts Payable	4,628
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,403
Net Cash provided by (used in) Operating Activities	(20,367)
INVESTING ACTIVITIES	
Purchase of Intangible Assets	(7,142)
Net Cash provided by (used by) Investing Activities	(7,142)
FINANCING ACTIVITIES	
Related Party Advances	28,058
Common Share Issuances	10
Net Cash provided by (used in) Financing Activities	28,068
Cash at the beginning of period	3,861
Net Cash increase (decrease) for period	559
Cash at end of period	4,420

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Ending Balance 12/31/2019	3,907,000	39.07	1,011	(2,939)	(1,889)
Issuance of Common Stock	2,050,000	20.50	-	-	21
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(25,770)	(25,770)
Ending Balance 12/31/2020	5,957,000	59.57	1,011	(28,709)	(27,639)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Robocash, Inc. (dba FynCom) was formed on September 19, 2019 ("Inception") in the State of Delaware. The financial statements of Robocash, Inc. (which may be referred to as the "Company","we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, CA.

RoboCash, Inc. is a technology company that provides a platform for fee-free refundable nanopayments to:
1.   Stop spam communications in phone calls, text messages, and social media direct messages, by allowing contact requests from unknown parties via a paywall with time-based refunds.
2.   Incentivize consumer engagement over phone calls by allowing business entities to pay consumers per second of a phone call as according to the consumer's chosen rate.
3.   Incentivize consumer engagement via text messages or other direct messages by allowing business entities to pay consumers per response or per completion of some action, like a survey.

RoboCash's utility patent, SpamCash (US 10/834,267) allows it to own the above three techniques. SpamCash acts as a refundable payment gateway to disincentivize spam in all forms of direct communications, while creating an opportunity to revolutionize the data economy. The company provides usages through its mobile apps and plans to license certain technology to telecoms, social media websites, and chat applications. Additionally, the company plans to sell API access for the business methods to market research firms, call centers, and other businesses looking for new techniques to engage Consumers or add to their lead-generation strategies. These new concepts intend to put power back into the consumer's hands, while giving businesses the opportunity to better engage consumers via the Company's nanopayments platform.

Management's Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has incurred net losses, has not commenced revenue generating activities, and has limited working capital. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company's operations through advances from related parties, and security offerings. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generallyaccepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: changes to technologies, technologies that renders the Company's intellectual property obsolete, changes in regulations surrounding outbound marketing calls/messages, digital currencies, consumer trends, as well as concerns around COVID19 related restrictions on businesses. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Accumulated depreciation totaled $1,028 and depreciation expense was $775 for the period ended December 31, 2020.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Intangible Assets

Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite lives are not subject to amortization. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. There was no amortization during 2020.

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2020.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Future revenues are expected to be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to

the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for which tax periods from 2020 remain open.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company.

In October 2019, the Company's Chief Executive Officer (CEO) transferred certain intellectual property (IP) to the Company. As consideration for such transfer, the CEO is to receive 5% of gross income derived from direct use of such IP. Such consideration will not accrue until the Company has realized more than $10,000,000 in revenue from such IP. In addition, royalties are capped at $3,000,000 and no additional royalties will be due after ten (10) years.

NOTE 4 – RELATED PARTY TRANSACTIONS

Since Inception, the Company's majority shareholder and Chief Executive Officer has advanced funds to the Company, totaling $43,415 as of December, 31, 2020. These advances are due on demand and non- interest bearing. The Company received approximately $28,000 in advances in 2020.

See Note 4 for royalty rights to the Company's CEO.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock

The company is authorized to issue 10,000,000 shares of $0.00001 par value common stock. There were 5,957,000 shares of common stock outstanding as of December 31, 2020.

Upon formation, the Company issued 3,807,000 restricted shares of common stock to its founders. The founder's shares are subject to vesting over four years.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.